SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.

held on April 26, 2019

Consolidated Final Voting Map

Ambev S.A., pursuant to CVM Ruling No. 481/09, publishes the final voting map regarding the consolidation of voting instructions remotely delivered and delivered in person for each item included in the voting bulletins, including the matters submitted to the Annual and Extraordinary Shareholders’ Meetings of Ambev S.A. as of April 26, 2019. The consolidated final voting map is provided on the tables below.

São Paulo, 26 April, 2019.

Ambev S.A.

Fernando Mommensohn Tennenbaum

Chief Financial and Investor Relations Officer

Consolidated Final Voting Map

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. on April 26, 2019

ANNUAL GENERAL SHAREHOLDERS’ MEETINGS
RESOLUTION	VOTE
	For	Against	Abstention
- Preparation of the Minutes of the Annual and Extraordinary General Meetings in summary form, as well as their publication with omission of the signatures of the attending shareholders, pursuant to article 130 of Law No. 6.404/76.	13.202.179.447	0	0
1. To approve managers’ accounts and financial statements for the fiscal year ended December 31, 2018, as set forth in the Company’s Management Proposal.	13.704.952.526	156.160	346.674.716
2. To resolve on the allocation of net profit for the fiscal year ended December 31, 2018, as set forth in the Company’s Management Proposal.	13.989.283.816	138.135	62.361.451
3. Fiscal Council – Indication of all names that are listed on the Controller Slate, as set forth in the Company’s Management Proposal.	11.850.234.511	7.705.141	1.095.484.443
5. Fiscal Council (separate election) – Indication of candidates to the fiscal council by the minority shareholders holding shares with a right to vote - Aldo Luiz Mendes and Vinicius Balbino Bouhid.	1.098.096.257	263.050	0
6. To determine managers’ overall compensation for the year of 2019, in the annual amount of up to R$ 101,728,287.00, including expenses related to the recognition of the fair amount of (x) the stock options which the Company intends to grant in the current fiscal year; and (y) the stock based compensation which the Company intends to grant during the current fiscal year, as set forth in the Company’s Management Proposal.	13.768.706.028	216.436.720	66.640.654
7. To determine the overall compensation of the Fiscal Council’s members for the year of 2019, in the annual amount of up to R$2,146,762.00, with the alternate members’ compensation corresponding to half of the amount received by the sitting members, as set forth in the Company’s Management Proposal.	13.970.407.718	15.965.363	65.410.321

Consolidated Final Voting Map

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. on April 26, 2019

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS
RESOLUTION	VOTE
	For	Against	Abstention
1. To approve the amendment to the heading of article 5th of the Company's by-laws to reflect the Company's capital stock is R$57,798,844,242.20, divided into 15,726,842,297 registered common shares, with no par value, according to the Management Proposal.	13.981.465.230	15.363.982	56.848.321
2. To approve the amendment to the heading of article 16 of the Company's by-laws to reduce the maximum number of effective members of the Board of Directors and their respective alternates from 15 (fifteen) to 11 (eleven), according to the Management Proposal.	13.996.216.294	619.740	56.841.499
3. In view of the proposed amendments to the Company's by-laws described above, to approve the restatement of the Company's by-laws, as provided on the Management Proposal.	13.996.474.725	358.474	56.844.334

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer